4

Follow-Up Materials

06012560

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Group Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 17 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4331 FISCAL YEAR 11-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 4/17/06

UNITED REEF LIMITED

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2005
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with the audited financial statements of United Reef Limited's ("United Reef" or the "Company") for the year ended November 30, 2005, with comparative figures for the year ended November 30, 2004. The audited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about United Reef is available on the SEDAR website at www.sedar.com, on CNQ's website at www.cnq.ca and on the Company's website at www.unitedreef.com

Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in two projects; an oil & gas exploration project located in northeastern Central African Republic ("CAR") and a past-producing nickel-copper property in the Sudbury area, Ontario. The Company's projects do not presently contain any known reserves or resources.

Independent technical reports were commissioned by the Company on each of its projects. In the case of the oil & gas project, a report prepared pursuant to the guidelines of *National Instrument No. 51-101* and in the case of the Sudbury area project, pursuant to the guidelines of *National Instrument 43-101* have been filed. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

The Company established a public market again for its shares in July 2003 through a listing on the CNQ stock exchange. Effective May 17, 2005 the Company's common shares also commenced trading on the TSX Venture Exchange.

In order for the Company to participate in, and advance its exploration projects, it will be required to continue to raise new equity financing through the capital markets.

Overall Performance

Management is disappointed by the lack of progress on the resolution of the issues stemming from the RSM Production Corporation ("RSM") and CAR contract dispute. In spite of numerous meetings and communications with senior members of the CAR government between July and October, 2005 by Company and RSM representatives, no progress was made by RSM on the key issue of CAR's failure to acknowledge suspension of RSM's contract due to force majeure. As a result, RSM has exercised their right under their agreement with CAR to request that an expert be appointed to attempt to mediate a resolution of the dispute. This situation has delayed the start of any new exploration on the project.

Based on management's technical due diligence of the RSM permit area and the resulting positive potential for oil and gas exploration on the permit, the Company has continued to monitor the RSM/CAR situation closely.

The cost of maintaining and exploring the Nickel Offsets project are being funded by our joint venture partner, International CHS Resource Corporation. The CAR oil & gas project will not require the Company to make significant expenditures until such time as the RSM Contract dispute is resolved and an exploration program commences. As a result of the lack of advancement of the Company's existing projects during 2005, management continues to seek new exploration opportunities for the Company.

Oil & Gas Project, CAR

In September 2004 the Company finalized an agreement, which gives the Company the right to earn a 25% interest in RSM Production Corporation's ("RSM") oil & gas exploration permit in the CAR. RSM obtained its rights pursuant to a *Petroleum Exploration and Exploitation Contract* (the "RSM Contract") with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504-km^2 permit area, located in northeastern CAR along the Chad border. RSM declared "force majeure" under the terms of the RSM Contract in April 2003 as a result of continuing civil unrest in CAR which began in 2001. A coup took place in CAR in March, 2003 and a transitional government was formed shortly thereafter. The transitional government acknowledged to RSM in November 2003 that events of force majeure had occurred in the country. A new democratically elected government was formed in CAR in June, 2005.

The RSM permit covers the majority of the Doseo and Salamat Basins in northern CAR. These basins are part of the West and Central African Rift System ("WCARS"), which extends from Nigeria to Kenya. Several significant petroleum deposits have been discovered and are currently being produced in the WCARS, including an Exxon-led development in southern Chad, approximately 300 kilometres from the RSM permit.

The Salamat Basin portion of the RSM permit has an extensive 2D-seismic data base shot across it. Fifteen defined prospects have been interpreted from this data by the Company's consultants within the RSM permit, ranging in size from 200 hectares to 6,500 hectares. Only one oil & gas exploration well has ever been drilled (1986) in the CAR and lies within the (Salamat Basin) RSM permit. The well had extensive oil staining in the upper 4,500 feet of the section but did not test any hydrocarbons and was abandoned. There are reported hydrocarbon discoveries on the Chad portion of the Doseo Basin.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Project Status

The Company has been advised by RSM that RSM has filed a request with the International Chamber of Commerce ("ICC") in Paris for the appointment of an expert with respect to RSM's contractual dispute with the CAR over the failure by CAR to acknowledge suspension of the RSM Contract due to force majeure. An expert has recently been appointed by ICC and it is anticipated that he will commence his review of the RSM/CAR matter in April. The expert's role will be to provide assistance to the parties for the amicable settlement of the dispute. RSM also advised the Company in late January that its application to the International Centre for Settlement of Investment Disputes ("ICSID") requesting arbitration of RSM's dispute with CAR was returned by ICSID. ICSID has indicated to RSM that they should first attempt a resolution of their dispute with CAR through the ICC expertise process, as is stipulated by the RSM Contract, before applying to ICSID.

At this time management is unable to estimate the timing of and/or the outcome of a resolution of these matters.

Nickel Offsets Project, Sudbury

The Company presently holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals ("PGE") potential. Effective December 29, 2004, International CHS Resource Corporation ("CHS") exercised an option granting CHS the right to acquire a 50% working interest in the property. CHS has agreed to expend a total of $2.8 million in staged exploration expenditures on the property over four years. During the option earn-in period, CHS will make aggregate cash payments of $107,000 and issue 400,000 CHS common shares to the Company. The Company will remain the operator of the project and manage recommended exploration programs to be funded by CHS, until such time as CHS has earned their 50% interest in the property.

During 2005 diamond-drilling and tailings sampling programs were completed on the property. Approximately 1,800 metres of NQ diamond drill core was recovered from nine completed holes. A summary report of the programs has been prepared by independent consultants and results of the program were announced in a press release dated October 26, 2005. No significant copper-nickel-PGE mineralization was located from the diamond drilling and tailings sampling programs. The consultants recommend that a complete re-assessment of available geophysical data for the property be undertaken prior to any further diamond drilling. The Company granted CHS a 90-day extension (until January 31, 2006) to make a decision to maintain their option on the property.

Effective January 31, 2006 the Company concluded an agreement with CHS to amend the timing of certain obligations of CHS under their option agreement. The terms of the amending agreement are set out in note 12(b) to the audited financial statement for the year ended November 30, 2005. The Company is preparing an exploration program for 2006.

Results of Operations

Selected Annual Information

The following table sets out audited financial information for each of the three most recently completed financial years of the Company.

	2005	**2004**	**2003**
Revenue	$ Nil	$ Nil	$ Nil
Net income (loss)	(447,627)	(272,422)	87,699
Net income (loss) per share	(0.01)	(0.01)	0.00
Net income (loss) per share, fully diluted	(0.00)	(0.00)	0.00
Total assets	1,858,730	880,987	318,626
Working capital surplus	$1,323,131	$ 536,081	$ 77,051

The Company had no revenues during the periods reviewed.

General and administrative expenses in 2005 were $459,511 (2004 - $329,965) before recognition of the write-down in investments and interest and other income. The most significant items of increased expenditure during 2005 relate to increased administrative costs, filing fees, legal fees and advertising and promotion. A breakdown of the Administration expenses component of the Statement of Operations and Deficit of $184,781 for 2005 and $122,541 for 2004 is provided below.

	2005	2004
Salaries	$ 63,199	$ 50,499
Administrative and accounting fees	60,880	36,440
Office and general	24,129	5705
Professional development	5,321	-
Rent	24,447	21,000
Communications	4,136	818
Travel	2,669	8,079
Total	**$184,781**	**$122,541**

The increased operating expenses during 2005 are primarily attributed to the increased level of activity of the Company. Since the early 1990's the majority of the Company's administrative functions and corporate offices were provided by M.D. Coulter & Associates Inc. ("MDC"), a private company owned by the President and the Secretary of the Company. MDC advised the Company in 2004 that it would be phasing out the provision of services and office facilities to the Company during 2005. Management has been implementing steps to assume responsibility directly by the Company for various administrative functions previously provided by MDC.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the Company for the quarters identified.

	2005				2004			
	Q4	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Net loss	(94,119)	(96,173)	(153,376)	(103,959)	(146,537)	(61,173)	(3,927)	(60,785)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Net loss per share, fully diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total assets	1,858,730	1,991,987	868,312	912,393	880,987	879,138	312,249	267,376
Working capital surplus (deficiency)	1,323,131	1,443,812	188,414	432,433	536,081	603,733	(6,871)	38,781

Liquidity and Capital Resources

At November 30, 2005 the Company had cash resources of $1,369,105 compared to $560,538 at November 30, 2004. At November 30, 2005 the Company had a working capital surplus of $1,323,131 (defined as the difference between current assets and current liabilities) compared with a surplus of $536,081 at November 30, 2004.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties and to pay its operating expenses.

Outstanding Share Data

Private Placement

On August 11, 2005 the Company completed a brokered private placement of 10,757,833 Units at a price of $0.15 per Unit with individual and institutional investors for total proceeds of $1,613,675 (the "Offering"). Each Unit consisted of one common share plus one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of United Reef at a price of $0.20 for a period of two years from August 11, 2005.

RAB Energy Fund Ltd. ("RAB") subscribed for 6,666,666 Units in the Offering. Immediately following completion of the Offering, RAB owned, including warrants, 9,999,999 shares of United Reef representing approximately 12.6% of the issued and outstanding shares of United Reef on a fully diluted basis. Paul MacKay, Vice President, Oil & Gas of United Reef subscribed for 100,000 Units of the Offering.

In consideration for the services as agent in selling the brokered private placement, United Reef paid a commission in the amount of 8% of the gross proceeds from the sale of the Units to Credifinance Securities Limited (the "Agent"). In addition, the Agent received compensation warrants equal to 8% of the total number of Units sold. Each compensation warrant entitles the holder to purchase one Unit of United Reef at a price of Cdn $0.15 for a period of two years from August 11, 2005.

Extension of Warrants

Subsequent to the year-end the Company received regulatory approval to extend the expiry dates of 4,540,000 common share purchase warrants issued in 2004. See note 12(a) to the audited financial statements for the year ended November 30, 2005.

The following table sets out the number of shares, warrants and options outstanding at March 22, 2006 and November 30, 2005.

	March, 22, 2006	**November 30, 2005**
Common shares	63,660,287	63,660,287
Common share purchase warrants	9,918,918	9,918,918
Broker's warrants	1,515,940	2,273,440
Common share purchase options	3,700,000	3,700,000

The exercise terms of the warrants and options are set out in note 7 to the audited financial statements for the year ended November 30, 2005.

505,000 Broker's warrants expired, unexercised, on December 23, 2005. See note 12(a) to the audited financial statements for the year ended November 30, 2005.

Related Party Transactions

Related party transactions are set out in note 6 to the audited financial statements for the year ended November 30, 2005.

Forward Looking Statements

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Risks and Uncertainties

The Company's business is subject to risks inherent in oil & gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its oil and gas project, in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil & gas and metal prices and foreign currency risk.

Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology. The Company has focused on developing a project in a known hydrocarbon-producing region and in a country where the Company has considerable operating experience. Neighbouring countries, Sudan and Chad, have hosted the successful development of significant oil & gas projects through the participation of foreign oil & gas companies. Existing oil pipelines in Chad and Sudan are in reasonable proximity to the CAR project. The Company has re-established contacts and relationships with consultants in the CAR to monitor economic and political developments and to assist with operating, administrative and legal matters. However, there will remain certain risks over which the Company has little or no control.

Changes in Accounting Policies

Effective with the Company's fiscal year ended November 30, 2005, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") handbook section 3110 "Asset Retirement Obligations" and section 3063 "Impairment of Long-lived Assets".

March 22, 2006
Toronto, Ontario

Kraft, Berger, Grill, Schwartz, Cohen & March LLP
CHARTERED ACCOUNTANTS
3160 STEELES AVENUE EAST SUITE 300 MARKHAM ONTARIO L3R 3Y2 TEL (905) 475-2222 1-888-563-6868 FAX (905) 475-9360 E-Mail: accountants@kbgca.com

AUDITORS' REPORT

To the Shareholders of
UNITED REEF LIMITED

We have audited the balance sheets of **UNITED REEF LIMITED as** at November 30, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly the financial position of the company as at November 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Toronto, Ontario
March 22, 2006

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

As at November 30	2005	2004
ASSETS		
Current		
Cash	$ 1,369,105	$ 560,538
Sundry receivables	20,075	11,209
Due from joint venture partner (Note 5)	3,318	-
	1,392,498	571,747
Investments (Note 3)	15,917	10,417
Investment in exploration properties (Note 4)	448,400	298,823
Other assets (net)	1,915	-
	$ 1,858,730	$ 880,987
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 58,483	$ 22,094
Due to a related party (Note 6(b))	10,884	13,572
	69,367	35,666
SHAREHOLDERS' EQUITY		
Capital Stock (Note 7)	19,440,508	18,315,368
Contributed surplus:		
Warrants (Notes 7(c) and (d))	298,635	57,660
Stock Options (Note 7(e))	60,379	34,825
Deficit	(18,010,159)	(17,562,532)
	1,789,363	845,321
	$ 1,858,730	$ 880,987

Commitments and Contingencies (Notes 4(b) and 12(c))

See accompanying notes to the financial statements.

Approved on behalf of the Board

"Signed"

Michael D. Coulter
Director

"Signed"

Robert W. Jackson
Director

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)

For the years ended November 30	2005	2004 (Note 8)
Revenue	$ -	$ -
Expenses		
Administration	184,781	122,541
Management fees	60,000	60,000
Insurance	10,193	6,997
Shareholders' information and filing fees	52,172	28,901
Transfer Agent	21,138	14,484
Legal	25,487	6,774
Audit	24,000	15,000
Advertising and promotion	54,619	24,724
Foreign exchange loss	1,567	15,719
Stock-based compensation (Note 7(e))	25,554	34,825
Loss before the following	(459,511)	(329,965)
Interest and other income	16,384	2,173
Write-down of investment	(4,500)	-
Write-off of exploration and research expenditures	-	(9,774)
Gain on sale of AXMIN shares	-	65,144
Net loss for the year	(447,627)	(272,422)
DEFICIT, beginning of year	(17,562,532)	(17,290,110)
DEFICIT, end of year	$ (18,010,159)	$ (17,562,532)
Loss per share for the year (Note 7(f))	$ (0.01)	$ (0.01)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flows
(Expressed in Canadian dollars)

For the years ended November 30	2005	2004
Operating activities		
Net loss for the year	$ (447,627)	$ (272,422)
Write-down of investment	4,500	-
Amortization of other assets	556	-
Write off exploration and research expenditures	-	9,774
Gain on sale of AXMIN shares	-	(65,144)
Stock-based compensation	25,554	34,825
	(417,017)	(292,967)
Non-cash items:		
Sundry receivables	(8,866)	(4,988)
Accounts payable and accrued liabilities	36,389	7,107
	(389,494)	(290,848)
Investing activities		
Proceeds on sale of AXMIN shares	-	75,560
Increase in other assets	(2,471)	-
Expenditures on exploration properties	(159,577)	(183,008)
	(162,048)	(107,448)
Financing activities		
Issuance of common shares for cash and and value assigned to warrants	1,366,115	809,445
Due from joint venture partner	(3,318)	-
Decrease in amounts due to a related party	(2,688)	(16,594)
	1,360,109	792,851
Change in cash	808,567	394,555
CASH, beginning of year	560,538	165,983
CASH, end of year	$ 1,369,105	$ 560,538
SUPPLEMENTARY CASH FLOW INFORMATION:		
Shares issued in settlement of debt	-	$ 50,000
Receipt of 100,000 common shares of CHS (Note 3(b))	$ (10,000)	-

See accompanying notes to the financial statements.

1. Nature of Operations

United Reef Limited (the "Company") is a Canadian natural resource exploration company with interests in two projects; an oil & gas project located in northeastern Central African Republic and a past-producing nickel-copper property in the Sudbury area, Ontario, see Notes 4(a) and (b).

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Exploration Properties

(i) Nickel-Copper Property, Ontario

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. Proceeds on sale of partial working interests in the property are charged against the costs. The amount shown for non-producing resource properties does not necessarily reflect present or future values.

(ii) Oil & Gas Project, Central African Republic

The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, property acquisition costs, costs of successful exploration wells, development costs and costs of support equipment and facilities are capitalized. Costs of unsuccessful exploratory wells are expensed when determined to be non-productive. The costs associated with drilling and equipping wells not yet completed are capitalized as uncompleted wells, equipment and facilities. Production costs, overhead and all exploration costs other than costs of exploratory drilling are charged to expense as incurred.

Revenue Recognition

Oil and gas production revenue is recognized as income as production is extracted and sold. Other revenue is recognized at the time it is earned and the Company has a contractual right to receive the revenue.

Foreign Currency Transactions

Foreign currencies are translated to Canadian dollars as follows: monetary assets and liabilities at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rates of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

Current Accounting Pronouncements

In 2004 the Company adopted the new recommendations of sections 1100 and 1400 of the Canadian Institute of Chartered Accountants ("CICA") handbook.

Effective December 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of the CICA handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

Long-lived Assets

During the year, the Company adopted the recommendation of the CICA handbook section 3063, Impairment of Long-Lived Assets. Under the recommendation, long-lived assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss should be recognized when the carrying amount of the asset exceeds its fair value. The adoption of this accounting policy did not have a material impact on the financial statements.

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to be recoverable or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

(Expressed in Canadian dollars)

Investments

Long-term investments are recorded at cost less any provision for other than temporary decline in market value.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company, see Note 7(e). The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

3. Investments

(a) AXMIN Inc. ("AXMIN")

At November 30, 2005, the Company held 100,000 (2004 – 100,000) common shares of AXMIN. AXMIN's common shares trade on the TSX Venture Exchange under the symbol AXM. AXMIN's shares closed at $0.55 on November 30, 2005, the date the shares last traded prior to the year end. The carrying value for these shares is $10,417.

AXMIN is in the process of exploring its mineral properties in the Central African Republic and several other African countries. The Company holds a 2% net smelter royalty on their CAR Bambari project.

(b) International CHS Resource Corporation ("CHS")

On January 4, 2005 the Company announced that the option referred to in Note 4(a) was exercised by CHS. As required pursuant to the option agreement, CHS reimbursed the Company for certain historic expenses of $7,118 and issued 100,000 common shares of CHS to the Company. CHS' shares closed at $0.035 on November 29, 2005, the date the shares last traded prior to the year end. The carrying value of the 100,000 shares was written down to $5,500 at the year end being the market value at March 22, 2006. See Notes 4, 5 and 12(b).

(Expressed in Canadian dollars)

4. Investment in Exploration Properties

Property Description	Balance at November 30, 2003	Expenditures	Recoveries	Balance at November 30, 2004	Expenditures	Recoveries	Balance at November 30, 2005
Nickel Offsets, Sudbury area, Ontario, Note 4(a)	$125,589	$56,675	-	$182,261	332,416	(347,386)	$167,293
Oil & Gas Project, Central African Republic, Note 4(b)	-	116,559	-	116,559	164,545	-	281,104
Other	3	9,774	(9,774)	3	-	-	3
	$125,589	$183,008	(9,774)	$298,823	$166,695	(17,118)	$448,400

(a) The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. The Company has granted an option to International CHS Resource Corporation ("CHS") whereby CHS may acquire a 50% working interest in the property by expending a total of $2.8 million in staged exploration expenditures on the property by October 31, 2008. In addition, to maintain the option CHS must annually make a payment of $25,000 and issue 100,000 CHS common shares to the Company. The Company is the operator of the project. See Notes 3(b), 5 and 12(b). During the year ended November 30, 2005 CHS funded $337,386 (plus GST) of expenditures on the property. CHS fulfilled all of its first year exploration expenditure and payment obligations, prior to October 31, 2005, as required by the option agreement.

The following table provides a breakdown of expenditures on the project to November 30, 2005.

	Balance at November 30, 2003	Expenditures	Balance at November 30, 2004	Expenditures	Recoveries	Balance at November 31, 2005
Acquisition	$ 20,001	$ -	$ 20,001	$ -	$ -	$ 20,001
Option Payments	(25,000)	(25,000)	(50,000)	-	(10,000)	(60,000)
Assaying	279	-	279	9,045		9,324
Consulting	24,245	12,916	37,161	57,397		94,558
Drilling	-	-	-	202,072		202,072
Geology	73,178	29,373	102,551	55,991		158,542
Geophysical surveys	15,855	37,196	53,051	-		53,051
Management fees	-	-	-	5,000		5,000
Staking costs	3,434	-	3,434	-		3,434
Miscellaneous	13,594	2,190	15,784	2,911		18,695
Exploration expenditures recovered from CHS	-	-	-		(337,386)	(337,386)
	$125,586	$56,675	$182,261	332,416	(347,386)	167,293

During October, 2005 an independent technical report on the results of the 2005 field program on the Nickel Offsets property was released by the Company. The Company granted CHS a ninety-day extension, until January 31, 2006, in order to review the results and elect to maintain their option to earn a working interest in the property. The extension deferred CHS's

(Expressed in Canadian dollars)

right to make certain payments to the Company and for CHS to elect to fund a further exploration program on the property. See Note 12(b).

The President of the Company, Michael Coulter, was a director of CHS until November 15, 2005.

(b) The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,504 km^2 oil & gas exploration permit area and RSM's related operating agreement in the Central African Republic ("CAR"). RSM has declared force majeure under their agreement with CAR and, subsequent to the year end, has exercised their right under the agreement to request that an expert be appointed (under the rules of the International Chamber of Commerce in Paris) to attempt to mediate a resolution of a dispute between RSM and CAR over CAR's failure to acknowledge suspension of RSM's agreement due to force majeure.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

See Note 12(c).

The following table provides a breakdown of expenditures on the project to November 30, 2005.

	Balance at November 30, 2003	Expenditures	Balance at November 30, 2004	Expenditures	Balance at November 30, 2005
Communications/ Translation services	$ -	$32,815	$32,815	$38,850	$71,665
Consulting	-	27,764	27,764	42,065	69,829
Travel	-	32,642	32,642	11,059	43,701
Legals	-	-	-	37,741	37,741
Recoveries	-	(20,378)	(20,378)	-	(20,378)
CAR expenses	-	41,475	41,475	30,107	71,582
Miscellaneous	-	2,241	2,241	4,723	6.964
	$ -	$116,559	$116,559	$164,545	$281,104

5. Due from Joint Venture Partner

During the year CHS advanced $334,068 (plus GST) to the Company to reimburse the Company for exploration expenditures incurred on CHS' behalf on the exploration program being carried out on the Nickel Offsets property as part of their work commitment to earn a 50% interest in the property. At November 30, 2005 the Company had incurred $337,386 (plus GST) in exploration expenditures on the property. The difference of $3,318 was received subsequent to the year end. See Notes 3(b), 4 and 12(b).

(Expressed in Canadian dollars)

6. Related Party Transactions

(a) See note 4(a).

(b) Due to Related Parties

During the year, the Company incurred expenses in the amount of $158,437 (2004 - $133,890) for rent, accounting, secretarial, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. At November 30, 2005 the Company was indebted to MDC for $10,884 (2004 - $13,572).

Effective June 2, 2005 Mr. Paul MacKay, Ph.D., P.Geol., P.Geoph. was appointed Vice President, Oil & Gas of the Company. Since his appointment, the Company incurred expenses in the amount of $25,844 for consulting services and out-of-pocket expenses provided by Paul MacKay Geoconsulting Ltd. ("MacKay"), which is owned by Mr. MacKay. At November 30, 2005 the Company was not indebted to MacKay. Prior to Mr. MacKay's appointment, MacKay had also been paid $17,107 (2004 - $13,929) for Mr. MacKay's services as an independent consultant to the Company, during the period prior to his appointment.

(c) During the year, the Company incurred expenditures in the amount of $70,786 (2004 - $36,881) for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Company, is a partner.

(d) Paul MacKay, Vice President, Oil & Gas of the Company participated in the Offering referred to in Note 7(b)(ii).

7. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued Share Capital:*

Common Shares	**Number of Common Shares**	**Amount**
Balance at November 30, 2003	43,122,453	$17,513,583
Issued in settlement of debt	500,000	50,000
Issued for cash (private placement)	9,080,000	801,945
Issued for cash (exercise of warrants)	50,000	7,500
Fair value of warrants issued to a broker and Shareholders	-	(57,660)
Balance at November 30, 2004	52,752,453	$18,315,368
Issued for cash (exercise of warrants)(i)	150,000	22,500
Issued for cash (private placement)(ii)	10,757,834	1,343,615
Fair value of warrants issued to a broker and Shareholders (Note 7(c) and 6(d)		(240,975)
Balance at November 30, 2005	63,660,287	$19,440,508

(Expressed in Canadian dollars)

(i) Effective December 13, 2004 150,000 common share purchase warrants were exercised at $0.15 per share.

(ii) On August 11, 2005 the Company closed a private placement (the "Offering") of units (the "Units"). Each Unit consisted of one common share and one-half of one common share purchase warrant (the "Warrants"). Each whole Warrant entitles the holder to purchase an additional common share at a price of $0.20 for a period of two years from the date of closing. A total of 10,757,833 Units were subscribed for, for gross proceeds of $1,613,675.

RAB Energy Fund Ltd. ("RAB") subscribed for 6,666,666 Units pursuant to the Offering. RAB would own, including Warrants, 9,999,999 shares of the Company representing approximately 12.6% of the issued and outstanding shares of the Company on a fully diluted basis. Paul MacKay, Vice President, Oil & Gas of the Company purchased 100,000 Units of the Offering.

In consideration for the services as agent in selling the brokered private placement, the Company paid a commission in the amount of 8% of the gross proceeds from the sale of the Units to Credifinance Securities Limited (the "Agent"). In addition, the Agent received compensation warrants equal to 8% of the total number of Units sold. Each compensation warrant entitles the holder to purchase one Unit of the Company at a price of Cdn $0.15 for a period of two years from August 11, 2005.

(c) *Common Share Purchase Warrants*

	Number of Common Share Purchase Warrants	**Value Assigned $**	**Average Exercise Price $**
Balance at November 30, 2003	1,930,124	-	0.15
Issued (private placement)	4,540,000	35,240	0.15
Exercised	(50,000)	-	0.15
Expired	(1,630,124)	-	0.15
Balance at November 30, 2004	4,790,000	35,240	0.15
Exercised	(150,000)	-	0.15
Expired	(100,000)	-	0.15
Issued (See note 7(b)(ii))	5,378,918	215,157	0.20
Balance at November 30, 2005	9,918,918	250,397	

At November 30, 2005 the following common share purchase warrants were outstanding:

(Expressed in Canadian dollars)

- 3,540,000 common share purchase warrants exercisable at $0.15 per share until December 23, 2005. See Note 12(a);

- 1,000,000 common share purchase warrants exercisable at $0.15 per share until March 28, 2006. See Note 12(a)

- 5,378,918 common share purchase warrants exercisable at $0.20 per share until August 11, 2007

d) *Broker's Warrants*

	Number of Broker's	**Value Assigned $**	**Average Exercise Price $**
Balance at November 30, 2003	-	-	-
Issued, private placement	655,000	22,420	0.10
Balance at November 30, 2004	655,000	22,420	0.10
Issued (see note 7(b)(ii))	860,627	25,818	0.15
Balance at November 30, 2005	1,515,627	48,238	

At November 30, 2005 the following Broker's Warrants were outstanding:

- 505,000 Broker's Warrants exercisable at $0.10 until December 23, 2005 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until December 23, 2005. See Note 12(a).

- 150,000 Broker's Warrants exercisable at $0.10 until March 28, 2006 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until March 28, 2006.

- 860,627 Broker's Warrants exercisable at $0.15 until August 10, 2007 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.20 until August 10, 2007.

(e) *Common Share Purchase Options*

At the Annual and Special Meeting of shareholders held on June 2, 2005, shareholders approved the adoption of a new stock option plan of the Company, the 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan which includes the 3,200,000 options reserved for issuance under the previous plan. The Plan governs the granting and exercise of options issued to directors, officers, employees and consultants of the Company.

(Expressed in Canadian dollars)

On June 8, 2005 the Company granted the following stock options to the Vice President, Oil & Gas, Paul MacKay, Ph.D., P.Geol., P.Geoph. and to Exploration Manager, Gary Nassif, M.Sc., P.Geo. pursuant to the terms of the Plan.

Name of Optionee	Relationship to Company	Number of Stock Options Granted	Exercise Price	Expiry Date
Paul MacKay	Officer	400,000	$0.15	June 7, 2008
Gary Nassif	Employee	100,000	$0.15	June 7, 2008

One-quarter of the above stock options vest on each of the date of grant, the 6-month, 12-month and 18-month anniversaries of the date of grant. Each stock option gives the option holder the right to purchase one common share of the Company. No options were exercised during the year.

Number of Options Outstanding at November 30, 2005	Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Exercisable at November 30, 2005
2,400,000	0.15	1 year	2,400,000
800,000	0.15	1.5 years	400,000
500,000	0.15	2.5 years	125,000
3,700,000			2,925,000

At November 30, 2005 the following Common Share Purchase Options were outstanding:

- 2,400,000 options to purchase common shares exercisable at $0.15 per share until December 3, 2006.
- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.
- 500,000 options to purchase common shares exercisable at $0.15 per share until June 7, 2008.

During the year ended November 30, 2005, the Company recognized a stock based compensation expense of $25,554.

The weighted average fair value at the date of grant for options granted during 2005 was $0.043 for those granted on June 8, 2005.

	June 8, 2005
Risk-free interest rate	2.25%
Expected dividend yield	-
Expected share price volatility	70%
Expected life of the options	3 years

(Expressed in Canadian dollars)

(f) *Loss Per Share*

Loss per share is calculated using the basic and diluted weighted average number of shares outstanding during the period which was 56,198,145 shares (2004 – 46,976,087). The determination of the weighted average number of shares outstanding for the calculation of loss per share does not include the effect of outstanding warrants of 11,434,545 (2004 – 5,445,000) and options of 3,700,000 (2004 – 3,200,000) since they are anti-dilutive.

8. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's financial statement presentation.

9. Income Taxes

The major components of the future tax assets and liabilities classified by the source of temporary differences that gave rise to the benefit are as follows.

	2005	2004
Assets		
Net operating losses (expiring 2006-2012)	$ 466,000	$ 424,000
Net capital losses (unlimited)	1,662,000	1,662,000
Canadian exploration and development expenses	316,000	322,000
Foreign exploration and development expenses	396,000	336,000
Total	2,840,000	2,744,000
Valuation allowances	(2,840,000)	(2,744,000)
	$ -	$ -

In assessing the realizability of the future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets and liabilities is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes it is more likely than not the corporation will not realize the benefits of these deductible differences at November 30, 2005.

The recovery of income taxes varied from the amounts that would be computed by applying the Canadian federal and provincial statutory rates of approximately 36% to income before income taxes as follows:

(Expressed in Canadian dollars)

	2005	2004
Expected income tax recovery using statutory income tax rates	$ 161,100	$ 98,100
Increase (decrease) in tax recovery resulting from:		
Stock-based compensation	(9,200)	(12,500)
Stock issuance costs	27,100	7,600
Write down of investment	(1,600)	-
Unrealized foreign exchange ((gain)/loss)	(6,300)	5,700
Total	171,100	98,900
Tax benefit of losses not currently recognized	(171,100)	(98,900)
	$ -	$ -

As at November 30, 2005, the Company had the following approximate tax loss carryforwards available, to the extent permitted by tax regulations, to reduce future income taxes:

(a) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $1,296,000 available, for income tax purposes, to reduce future years' taxable income. These losses expire in the years 2006 to 2015.

(b) Net Capital Losses

The Company has net capital losses carried forward of approximately $4,618,000 available indefinitely, for income tax purposes, to reduce future years' taxable capital gains.

(c) Canadian Exploration and Development Expenses

The Company has Canadian Exploration and Development expenses of approximately $879,000 available, for income tax purposes, to reduce future income from resource properties.

(d) Foreign Exploration and Development Expenses

The Company has Foreign Exploration and Development expenses of approximately $1,099,000 available, for income tax purposes, to reduce future foreign income from resource properties.

10. Financial Instruments

(a) Fair Value

The carrying amounts reflected in the balance sheet for financial instruments approximated the fair values due to the short maturities of these instruments.

(b) Foreign Exchange

Foreign exchange risk is a risk where a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. A portion of the Company's transactions are denominated in US dollars. Significant foreign exchange gains (losses) are reflected as a separate component of expenses. The Company has not entered into forward foreign exchange derivative contracts.

11. Segmented Information

The Company's operations include the acquisition, exploration, development and production of oil & gas and mineral properties.

Details of these operations by industry and geographical segments are as follows:

By Industry and Geographical Segments	2005	2004
Assets		
Mineral properties, Ontario, Canada	$167,296	$ 182,264
Oil & Gas property, Central African Republic	281,104	116,559
	$448,400	$298,823
Capital Expenditures		
Mineral properties, Ontario, Canada	$332,416	$ 81,675
Oil & Gas property, Central African Republic	164,545	116,559
	$496,961	$198,234

12. Subsequent Events

(a) Warrants

Subsequent to the year end the Company obtained regulatory approval to extend the expiry dates of common share purchase warrants issued on June 23, 2004 and September 29, 2004 pursuant to private placements, exercisable at $0.15 per warrant. The expiry date of 3,540,000 warrants have been extended from December 23, 2005 to June 22, 2006 and the expiry date of 1,000,000 warrants were extended from March 28, 2006 to September 28, 2006. All other terms of the warrants remain in effect, unamended. See Note 7(c)

505,000 Broker's Warrants expired, unexercised, on December 23, 2005.

(b) Nickel Offsets Project

Subsequent to the year end, the Company concluded an agreement with CHS to amend the timing of certain obligations of CHS under their option agreement for the Nickel Offsets property dated December 29, 2004. The amending agreement entered into with CHS effective January 31, 2006 provided for an immediate cash payment of $10,000 (received), the issuance of 100,000 common shares of CHS to the Company

(Expressed in Canadian dollars)

(received) and a commitment for exploration expenditures on the Nickel Offsets property of $75,000 prior to October 31, 2006. The amending agreement further provides for a cash payment of $32,500 on each of October 31, 2006 and October 31, 2007; the issuance of 100,000 common shares of CHS to the Company on each of October 31, 2006 and October 31, 2007; and exploration expenditures by CHS of $750,000 and $1,625,000 during the twelve-month periods ending on October 31, 2007 and October 31, 2008, respectively. See Note 4(a).

(c) *Oil & Gas Project*

Subsequent to the year end, the Company was advised by RSM that RSM has filed a request with the International Chamber of Commerce in Paris for the appointment of an expert with respect to RSM's contractual dispute with the CAR. The dispute concerns the Petroleum Exploration and Exploitation Contract (the "RSM Contract") executed on December 17, 1999, which became effective November 24, 2000 by Presidential Decree, between RSM and CAR and the failure by CAR to acknowledge suspension of the RSM Contract due to force majeure. Once appointed, the expert's role will be to provide assistance to the parties for the amicable settlement of the dispute. See Note 4(b).